AMERICAN INTERNATIONAL INDUSTRIES, INC.
(NasdaqCM: “AMIN”)
601 Cien St., Suite 235, Kemah, TX 77565-3077
Tel: (281) 334-9479 Fax: (281) 334-9508
email: amin@americanii.com
www.americanii.com

May 14, 2008

Jonathan Wiggins
Staff Accountant
Division of corporation Finance
Securities and Exchange Commission
100 F. Northeast Street
Washington, D.C.  20549

RE: American International Industries, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 18, 2008
File No. 001-33640

Dear Mr. Wiggins,

This letter is in response to the staff’s letter dated May 5, 2008 to American International Industries, Inc.

Corporate Transactions
Response 1:

On December 29, 2006, the Company sold a 106,000 square foot manufacturing and warehouse facility cash consideration of $5,450,000 to an unrelated third party.   The $2,909,754 gain on the sale is included in the 2006 year end results.

Prior to the sale, approximately 80,000 square feet of the facility was leased to Hammonds Technical Services, Inc. (HTS), for which HTS was paying a reasonable rent of $25,000 per month.  The remaining 26,000 square feet of this facility was leased to an unaffiliated third party.  The lease between HTS and the Company was set to expire October 2015.  HTS is wholly-owned subsidiary of Hammonds Industries, Inc. (HMDI).  At the time of the building sale, the Company owned 45% of HMDI.  Because the Company appoints members of HMDI’s board of directors, it is required to consolidate HMDI under FASB Interpretation No. 46 - Consolidation of Variable Interest Entities.  The control over management operational decisions at HMDI and the Company reside with each individual entity.  However, management at the time anticipated selling or distributing ownership to others, which would have eliminated the consolidation requirements under Fin 46.

At the time of the sale, the new third party owner made a business decision to lease the entire facility to HTS, initially for $35,000 per month, expiring October 2016.  HTS was obligated to re-negotiate its lease or move at the time of the sale.  Upon the sale of the building, the new landlord raised the rent to .3302 per square foot in 2007 and .3431 per square foot in 2008.  HTS also was required to put down a deposit of the first month’s rent.  The remaining useful life of the building at the time of the sale was 28 years, 10 months.  The lease term is 35% of the estimated useful life, which is not substantially all of the life remaining.

The Company reviewed whether the sale of the property should be considered a sale-leaseback and, therefore, defer all or a portion of the gain and amortize the gain over the life of the lease.  The following professional literature was reviewed in determining our conclusion.

SFAS No. 28: Accounting for Sales with Leasebacks
SFAS No. 66: Accounting for Sales of Real Estate
FASB Technical Bulleting NO. 88-1 Issues Relating to Accounting for Leases
SFAS No. 98: Accounting for Leases:  Sale-Leaseback Transaction Involving Real Estate etc.
FASB Interpretation No. 46 - Consolidation of Variable Interest Entities

SFAS No. 66 states that a gain on the sale of real estate is recognized under full accrual accounting if all of the below criteria are met:

1.	A sale is consummated.
2.	The buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property.
3.	The seller's receivable is not subject to future subordination.
4.	The seller has transferred to the buyer the usual risks and rewards of ownership in a transaction that is in substance a sale and does not have a substantial continuing involvement with the property.

The Company owned the building which was leased to an entity in which it owned a minority interest (HTS). For reasons unrelated to the lease or relationship, the building was sold to a third party, including the conveyance of all of the usual risks and rewards of ownership.   HTS entered into a lease with the new owner at market rates for the use of the space in lieu of relocating.  The Company does not have continuing involvement with the property.  While the Company consolidates HMDI, the parent of HTS, due to requirements under FIN 46, the consolidation rules do not appear to extend to all related issues.

Based on the facts stated above and review of the professional literature, the Company recorded a gain on the sale.

We will add the information above to footnote 7, Property and Equipment, in our amended filing.

Property, Plant, Equipment, Depreciation, Amortization and Long-Lived Assets
Response 2:

In our amended filing, we have revised our accounting policy related to impairments of long-lived assets in accordance with SFAS 144 to state:

“The Company reviews long-lived assets, including property, plant and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. The Company performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, the Company groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill is assessed for impairment annually and more frequently if triggering events occur.  In performing this assessment, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors and judgment in applying them to the analysis of goodwill for impairment. The Company performed its annual impairment test for goodwill as of December 31, 2007.

When testing for goodwill impairment, the Company first compares the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.”

The Company purchased for investment a 174 acre tract of land in Waller County, Texas for $1,684,066.  At the time of purchase, this property was listed for sale with a real estate broker for $2,777,328, with a provision to increase the list price by $1,000 per acre every 6 months.  At December 31, 2007, the list price was $2,950,911.

Revenue Recognition
Response 3:
We have added the following to our accounting policy related to revenue recognition in our amended filing:

“Delta receives purchase orders for all of its service work and related pipe sales. All sales are recorded when the work is completed or when the pipe is sold. The Hammonds Companies and NPI have purchase orders for all sales, of which many of the items are requested to be container shipped and shipped directly to the end users. All sales are recorded when the inventory items are shipped.”

Long-term Notes Receivable
Response 4:

The sale of real estate related to the net note receivable in the amount of $3 million was disclosed in footnote 5, Real Estate Transactions, in Form 10-KSB/A for the year ended December 31, 2004, filed on January 30, 2006.  On July 30, 2004, the Company sold real estate to an unaffiliated third party for a cash payment equal to the first lien and $250,000 owed to Orion HealthCorp, Inc. and a note receivable in the amount of $5,000,000 secured by a lien on the real estate. The note is being amortized over a 20 year period, with a balloon payment at the end of five years in the amount of $4,012,084, and bears interest of 3% per annum. The note was discounted by $1.6 million to the present value of the lowest level of annual payments required by the sales contract, or $3.4 million, over the maximum period specified by SFAS No. 66.  Principal payments have reduced the note balance to $3.0 million as of December 31, 2007.  The Company recorded a gain, using the reduced profit method for recording the sale of land, in the amount of $1,815,070 on the sale of this real estate based on discounting the $5,000,000 note at a 7.6% interest rate (approximating the market rate for real estate transactions by the buyer).

Response 5:

The original note was for $300,000 and was discounted to $200,000 for the receipt of full payment on or before October 25, 2007.  New payment terms are being negotiated for this note receivable.  Since the loan is reflected at a $100,000 discount to the original note, the Company believes that no further discounting of the loan is necessary as of December 31, 2007 and the date of this response.

Response 6:

The balance on the note receivable from the Notre Dame settlement as of the date of this response is $725,000.  The Company received principal payments of $25,000 and $12,500 on February 15, 2008 and May 6, 2008, respectively, towards the $125,000 that was due on December 1, 2007.  Notre Dame Investors, Inc. has agreed with Lazarus Energy LLC to catch up on the principal amounts due on June 16, 2008.  Additionally, the loan is collateralized by the Nixon Refinery.  We have reviewed SFAS No. 114: Accounting by Creditors for Impairment of a Loan—an amendment of FASB Statements No. 5 and 15, and based on current information and events, management does not believe that it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement.  Therefore, we have not recognized an impairment of this loan.

We will include the information in responses 4, 5, and 6 in footnote 6, Long-term Notes Receivable, in our amended filing.

Texas Emissions Reduction Plan Grant
Response 7:

Through the Texas Emissions Reduction Plan Grant (TERP), Delta’s rig engines are being replaced with new / refurbished engines and the old engines must be destroyed or rendered permanently inoperable.  Even though the old engines weren’t sold, they were disposed and replaced with engines that increased the value of the rigs and extended their useful lives.

We researched accounting principles generally accepted in the United States of America to account for this grant and did not find guidance for this type of transaction.  Additionally, the AICPA and the grantor were contacted and both stated that they were not aware of professional literature within U.S. GAAP that would apply to this transaction.  Therefore, we turned to International Accounting Standards for guidance.

International Accounting Standard No. 20 (IAS 20): Accounting for Government Grants and Disclosure of Government Assistance provides guidance on recognizing, measuring and disclosing government grants, which requires that grants related to assets be presented in the balance sheet either by setting up the grant as deferred income or by deducting the grant in arriving at the carrying amount of the asset. However, IAS 20 is under review because it is inconsistent with the "Framework" for International Accounting Standards. The "Framework" states that "Income is increases in economic benefits during the accounting period in the form of inflows or enhancements of assets . . ., other than those relating to contributions from equity participants." The International Accounting Standards Board (IASB) noted that recognizing an amount in the balance sheet as a deferred credit is inconsistent with the "Framework" in that the entity has no liability. The IASB has decided to replace the guidance in IAS 20 for accounting for government grants with the guidance in IAS 41: Agriculture. Also, the IASB noted that SFAS No. 116: Accounting for Contributions Received and Contributions Made, while exempting government grants to business entities from its scope, provides an accounting model that can be applied to government grants and that is consistent with the "Framework." In both IAS 41 and SFAS No. 116, the guidance calls for establishing an asset and recording the grant (contribution) as income. The Company applied this guidance and during the year ended December 31, 2007. Delta increased machinery and equipment and recognized other income for this grant in the amount of $504,122.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the above-referenced Exchange Act Filing.  The SEC Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments or question, please feel free to contact the undersigned at our offices.

Yours truly,

/s/Sherry L. Couturier
Sherry L. Couturier, Chief Financial Officer

Attachments:
Form 10-K/A for the Fiscal Year Ended December 31, 2007, with footnotes 1, 6 and 7 restated in accordance with our response.